UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 06, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI FREE CASH FLOW JUMPS TO $88M ON STRONG Q3 PRODUCTION**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

6 November 2017

NEWS RELEASE

AngloGold Free Cash Flow Jumps to $88m on Strong Q3 Production

(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti generated free cash flows of $88m in the third quarter of this year, following strong production and cost containment across its portfolio, as it remained on track to meet its full-year guidance.

Third-quarter all-in sustaining costs (AISC) were unchanged from the same period a year ago at $1,071/oz, despite inflationary pressure, planned higher capital reinvestment expenditures and stronger currencies. Production of 997,000oz during the quarter was 11% higher than the same period a year earlier, and was 9% higher than the previous quarter this year.

"Our strong production performance resulted in good free cash flow generation, despite our planned reinvestment programme and a flat gold price," Chief Executive Officer Srinivasan Venkatakrishnan said. "We expect a strong finish to the year at our key international operations and continued delivery to tight timelines and budgets on our portfolio-improvement projects."

AngloGold remains on track to meet full-year guidance and to deliver on its restructuring objectives in South Africa, where it has taken steps to stem unsustainable losses at some of its operations. The Company has announced the sale of some South African assets and has earmarked the proceeds for debt reduction. It will also place loss-making South African operations on care and maintenance, and is investing in a slate of high return and low capital brownfields projects in its International Portfolio to extend mine lives and improve margins. These projects remain on schedule and on budget.

The Company announced last month the $300m sale of its Moab Khotsong mine and related assets to Harmony Gold Mining Co. and also the sale of its Kopanang Mine and West Gold Plant to Heaven-Sent SA Sunshine Investment Company Limited, which controls the local Village Main Reef operation, for R100m, with the proceeds to be applied to reduce debt. The sales remain subject to certain conditions precedent. Once these sales are complete, and the loss-making TauTona mine is placed on care and maintenance, an estimated 13% of the Company's total production will come from its remaining operations in South Africa.

Production

The South African operations delivered a 10% production volume improvement from the previous quarter, and a 32% uplift when compared with the first quarter of the year. The International Operations delivered another strong performance with an 11% increase in production compared with the third quarter of 2016, driven by stronger contributions from both mines in Australia, AGA Mineração in Brazil and Siguiri and Geita in Continental Africa.

Safety

The All-Injury Frequency Rate (AIFR) of the group, the broadest measure of workplace safety, for the quarter ended September 2017 was 6.98 per million hours worked, a 6% improvement from 7.42 in the second quarter of the year. Sadiola, Yatela, Siguiri, Iduapriem, Obuasi, La Colosa, Gramalote, Quebradona and Greenfields Exploration achieved an injury-free quarter.

During the quarter, all the South African operations had passed one million fatality-free shifts. The International Operations recorded 375 days without a fatal accident, as at the end of the quarter.

"Safety is, and always will be, our first priority. We have made strides to improve safety in recent years – and in particular the past 15 months – but the fatal accidents since the end of the quarter at our South African Operations, have demonstrated again that victory can never be declared in this regard. We will be focusing closely on our safe production strategy and also intensifying our search for continuous improvement," Venkatakrishnan said.

Cash Flow and Balance Sheet

The balance sheet remains robust with strong liquidity and long-dated maturities providing significant financial flexibility. Adjusted earnings before interest, tax, depreciation and amortisation (EBITDA) was $399m for the quarter, up from $395m in the third quarter of 2016, and 35% more than the $296m recorded in the second quarter of 2017. Net debt as at the end of the quarter was $2.063bn, up from $1.972bn at the end of the third quarter of 2016 but lower than the $2.151bn posted at the end of the second quarter of 2017.

Total sustaining capital expenditure, as a result of planned reinvestments, increased by 18% to $219m for the quarter, compared to $186m for the third quarter of 2016. Sustaining capital expenditure for the International Operations increased by 34% to $186m, compared to $140m for the third quarter of 2016. Sustaining capital projects include a new power plant and underground development at Geita, increased underground development at Kibali as the new underground mine ramps up, capitalised stripping at Iduapriem at the cut-back of the Teberebie pit, and the recovery improvement initiatives at Sunrise Dam. It is anticipated that the sustaining capital expenditure will peak in the last quarter of the year, in line with the plans.

The outlook for the full year remains unchanged with production of between 3.6Moz to 3.75Moz, at an AISC between $1,050/oz and $1,100/oz and capital expenditure between $950m and $1,050m*.

Assuming average exchange rates against the US dollar of 13.20ZAR (Rand), 3.20BRL (Brazil Real), 0.77AUD (Aus$) and 16.75ARS (Argentina Peso), with oil at $48/bl on average for the year.

Ends

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

<u>CONTACTS</u>

<u>Media</u>
Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

<u>Investors</u>
Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 06, 2017

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance